EXHIBIT 99.1

Auryn Drills Gold-Bearing Hydrothermal System at Committee Bay

VANCOUVER, British Columbia, Nov. 13, 2018 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG, “Auryn” or the “Company”) is pleased to announce that the company drilled a 1.5 kilometer gold-bearing hydrothermal system at the Aiviq target. A total of 16 diamond drill holes (4,996 meters) consistently intersected the target structure (Figure 2), with the best intercept being 13.5 meters of 1.54 g/t gold (including 6 meters of 3.3 g/t gold) in hole 12 at the southwest margin of the drilling program, leaving the system open in that direction (Figures 3 – 4).  Hole 12 also exhibited the most intense alteration and quartz veining along the system.

Highlights:

  Discovery of the gold-bearing hydrothermal system at the Aiviq and Kalulik prospects
  Identifying that the system strengthens towards the southwest
  Sampling additional high-grade rock at Aiviq and Kalulik
  Identifying additional targets within the 20 km shear zone, hosting the Aiviq Shamrock and Kalulik prospects.

Executive Chairman and Director, Ivan Bebek:

“Our ability to target hydrothermal systems under the 95% covered 300km Committee Bay gold belt has improved considerably. The southern-most drilled hole at Aiviq represents a significant opportunity to make a major discovery.

“As the company continues to advance Committee Bay exploration plans, several catalysts are pending including Homestake Ridge drill results, Gibson MacQuoid surface results and continuous news from the company’s highly active Sombrero project, where major copper-gold skarn and porphyry targets have recently been identified.”

Auryn also drilled 22 Rotary Air Blast (RAB) holes (4,135 meters) at the Kalulik and Aarluk prospects (Figures 1– 2), which identified two additional gold-bearing hydrothermal systems that have geological characteristics consistent with the Three Bluffs deposit. This demonstrates Auryn’s improved ability to target under till cover. The Kalulik and newly identified Shamrock prospects are south of Aiviq on the same shear zone.

Aiviq Summary:

The majority of the drill holes intersected 20 – 40 meter widths of intense quartz veining and sulphidized banded iron formations (Figures 5 – 9), which Auryn believes demonstrates the potential for a significant discovery along this regional fault zone.  Table 1 lists the complete results from the Aiviq core drill program.

Due to the strength of the hydrothermal system observed along this regional fault zone, Auryn has further evaluated the high-resolution tills collected in 2017 and 2018 and has identified two high-priority drill targets along the Aiviq regional fault zone.  One of these targets is located four kilometers south of the 2018 drill program and has become known as the Shamrock prospect (Figure 2). The other is located 500 meters southeast of this year’s drill program (Figure 2) and is called Aiviq South.

In addition to drilling, Auryn sampled a number of high-grade boulders down ice of the Aiviq prospect, further demonstrating the potential of this regional fault zone (Figure 3).  Highlights from the 2018 sampling include 26.3, 13.2 and 12 g/t gold. Table 2 includes a summary of these results.  Auryn’s technical team is currently evaluating the Aiviq South prospect as a potential source area of the high-grade boulder located down ice of the Aiviq prospect.  The Shamrock prospect is supported by high-grade boulders sampled historically with highlights including 12.89 and 7.61 g/t gold.

Kalulik Summary:

The Kalulik prospect is situated approximately 15 kilometers southwest of Aiviq along the same regional gold-bearing fault zone.  The 2018 drill program at Kalulik identified two separate gold-bearing hydrothermal systems, four kilometers apart, that intersected broad zones of low-grade mineralization over 10 – 20 meter widths within sulphidized banded iron formations and associated quartz veining (Figure 10).  These results include 21.34 meters at 0.4 g/t gold and 16.76 meters at 0.45 g/t gold. In addition, the identification of two separate gold-bearing structures speaks to the potential of the regional fault zone linking Aiviq and Kalulik.

Aarluk Summary:

At the Aarluk prospect the best intercept was 3.05 meters of 3.39 g/t gold, which was encountered in a weakly sulphidized banded iron formation.  Based on the geological characteristics observed, no further work is planned at the Aarluk prospect.

The 2018 drill highlights from each of the prospects is presented below in Table 1.

Table 1:  Summary of 2018 drill results

Significant Intercepts - RAB 2018*
Diamond Drill Hole
Prospect	Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
Aiviq	18RG002	122	126.5	4.5	2.93
	18RG003	147.5	161	13.5	0.51
	18RG004	392.5	394	1.5	2.93
	18RG006	172	173.5	1.5	8.95
	18RG009	252.5	254	1.5	5.1
	18RG012	197	210.5	13.5	1.54
	18RG012	231.5	237.5	6	0.44
	18RG012	290	293	3	1.90
	18RG012	309.5	311	1.5	0.33
	18RG015	53.5	55	1.5	3.81
RAB Drill Hole
Prospect	Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
Kalulik	18KLR020	54.86	56.39	1.53	0.52
		85.34	106.68	21.34	0.40
		115.82	121.92	6.1	0.40
		164.59	167.64	3.05	0.80
	18KLR023	47.24	54.86	7.62	0.92
		74.68	91.44	16.76	0.45
	18KLR026	47.24	48.77	1.53	0.69
		140.21	146.3	6.09	0.66
		156.97	163.07	6.1	0.74
		167.64	173.74	6.1	0.58
		182.88	184.4	1.52	0.71
	18KRL027	51.82	53.34	1.52	0.46
		65.53	76.2	10.67	0.29
		88.39	89.92	1.53	0.48
Aarluk	18AAR014	106.68	109.73	3.05	3.39
*Significant Intercepts - 2018 (minimum grade 0.25ppm, minimum width 1m, max. internal dilution 6m); True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals

Table 2:  Summary of 2018 rock samples

2018 Rock Highlights
Prospect	Sample ID	Au ppm	Sample ID	Au ppm
Aiviq	K808025	26.3	K808003	4.46
	K808029	13.2	K808108	3.72
	K808021	5.94	K808070	3.05
	K808017	5.84	K808026	2.25
	K808076	5.06	K808067	2.08
Kalulik	K808156	12

C.O.O. and Chief Geologist, Michael Henrichsen:

“We feel that we are in a productive gold system at Aiviq due to the strong alteration and fluid flow observed along this regional fault zone.  The strengthening of the widths and mineralization at the southwest limit, and the new high-resolution till anomaly at Shamrock, lead us to believe we should continue exploring along this regional fault zone.

“In addition, the identification of three separate gold-bearing hydrothermal systems under cover at the Kalulik and Aiviq prospects indicate to us that our targeting process is leading us in the right direction. We drilled rocks that we believe have the necessary geologic characteristics to host a significant gold deposit.  The targets drilled this year represent a fraction of the opportunities still available at Committee Bay based on high-resolution till targets and historical drill intercepts that are still open for expansion.”

Figure 1: http://www.globenewswire.com/NewsRoom/AttachmentNg/37cc9001-4c0f-4466-ae8b-e7767b8adc37

Illustrates the Aiviq, Kalulik and Aarluk prospects that were drilled in the 2018 summer drill program.

Figure 2: http://www.globenewswire.com/NewsRoom/AttachmentNg/0096f0f1-d1ef-4644-bbf7-4b4ea677858c

Two new target areas were defined by high-resolution tills three kilometers southwest and 500 meters to the southeast of the limit of the 2018 drill program, which will be considered for future drilling.

Figure 3: http://www.globenewswire.com/NewsRoom/AttachmentNg/8915dd3f-320a-4e84-8a82-0b9aa23ad283

The inset map in the top-right corner illustrates the hydrothermal system drilled at Aiviq and the red lines show the location of veining and alteration within sulphidized banded iron formations.  The hydrothermal system in general becomes strongest to the southwest, in terms of widths of gold mineralization, quartz veining and sulphidation within the host banded iron formation.

Figure 4: http://www.globenewswire.com/NewsRoom/AttachmentNg/5ed26ae6-ff1a-4a80-b9c6-744ce18f2aa9

Illustrates a cross-section of hole 12 at the southwest margin of the drill program where 13.5 meters of 1.54 g/t gold is hosted within a banded iron formation.  In addition. three other thinner zones of mineralization were encountered down hole, demonstrating fluid flow with associated gold mineralization.

Figure 5: http://www.globenewswire.com/NewsRoom/AttachmentNg/4824eb90-ac73-4863-bbf7-771ed592da7a

Illustrates a 30-meter-wide zone of veining in sediments and sulphidized banded iron formations in drill hole 18RG005.

Figure 6: http://www.globenewswire.com/NewsRoom/AttachmentNg/76448ce8-1f2a-4fbc-b2a0-2535cc8f5ead

Illustrates the sulphidized banded iron formations and associated silicification and quartz veining in hole 18RG005.

Figure 7: http://www.globenewswire.com/NewsRoom/AttachmentNg/8b3884bc-7a7c-4dd1-9fd7-97675126db02

Illustrates a 25-meter-wide zone of veining in sediments and sulphidized banded iron formations in drill hole 18RG010.

Figure 8: http://www.globenewswire.com/NewsRoom/AttachmentNg/284a7714-bc43-484e-a1c7-8d0298c1cd66

Illustrates a 55-meter-wide zone of intense veining and sulphidation within sediments and banded iron formations within hole 18RG012.  This hole represents the widest intercept of 13.5 meters of 1.54 g/t gold in addition to the widest zone of alteration and sulphidation observed within the hydrothermal system.  The mineralization and alteration demonstrate the need to continue to explore toward the southwest along the same regional scale fault zone.

Figure 9: http://www.globenewswire.com/NewsRoom/AttachmentNg/072f9498-9f66-49dd-bf2b-7784f39170b7

Illustrates the sulphidized banded iron formations and associated silicification and quartz veining in hole 18RG012.

Figure 10: http://www.globenewswire.com/NewsRoom/AttachmentNg/451a2fac-1d2a-4884-b146-51fc2399b8d7

Illustrates the locations of the 2018 drill holes from the Kalulik target area where two separate hydrothermal systems were identified with greater than 10 – 20 meter widths of low-grade mineralization.  Results include 21.34 meters of 0.4 g/t gold and 16.76 meters of 0.4 g/t gold.  These intercepts are encouraging as they demonstrate broad zones of alteration and mineralization within sulphidized banded iron formations that may be peripheral to higher grades.

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2017 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Committee Bay RAB Drilling QA/QC Disclosure

CB DDH 2018:
Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than six consecutive meters of less than 0.25 g/t Au.
Analytical samples were taken by sawing NQ diameter core into equal halves on site and sent one of the halves to ALS Lab in Yellowknife, NWT for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy. Due to the nuggety nature of mineralization encountered, the Company will be running additional analysis on duplicate samples to better understand the analytical precision.
True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals
CB RAB 2018:
Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six meters) of less than 0.25 g/t Au.
Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Lab in Yellowknife, NWT for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and adequate precision in a large majority of standards assayed.
True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.
CB Grabs 2018:
Approximately 1-2kg of material was collected for analysis and sent to ALS Lab in Vancouver, BC for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs for 2018 rock grab samples using internal standard samples, lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed. Grab samples are selective in nature and cannot be consider as representative of the underlying mineralization.